Filed pursuant to Rule 433 Registration Statement No. 333-180300-03 FINANCIAL PRODUCTS FACT SHEET (K333)

Offering Period: August 1, 2013—August 25, 2013

5.75 Year Callable Daily Range Accrual Securities Linked to the Russell 2000® Index

Product Summary

•	5.75 Year Callable Daily Range Accrual Securities linked to the performance of the Russell 2000® Index.
•	Subject to Early Redemption, Contingent Coupons, if any, will be paid monthly in arrears, calculated as set forth below.
•	If the Final Level is equal to or greater than the Initial Level, or less than the Initial Level by not more than the Buffer Amount, investors will be entitled to receive their principal amount at maturity.
•	If the Final Level is less than the Initial Level by more than the Buffer Amount, investors will be fully exposed to any depreciation in the Underlying in excess of the Buffer Amount.
•	Any payment on the securities is subject to our ability to pay our obligations as they become due.
•	Credit Suisse currently estimates the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.

Terms

Issuer:	Credit Suisse AG ("Credit Suisse"), acting through one of its branches.
Trade Date:	Expected to be August 26, 2013.
Settlement Date:	Expected to be August 29, 2013.
Underlying:	The Russell 2000® Index.
Contingent Coupon:

For each $1,000 principal amount, with respect to each Observation Period, an amount payable on the applicable Contingent Coupon Payment Date, calculated as follows: $1,000 x [Applicable Rate x (n / N)],

n = the number of Accrual Days during such Observation Period; and

N = total number of Non-Disrupted Days during such Observation Period.

Applicable Rate:	Expected to be 6.35% per annum (to be determined on the Trade Date), calculated on a 30/360 basis.
Accrual Day:	A Non-Disrupted Day on which the closing level of the Underlying is equal to or greater than the Accrual Barrier.
Non-Disrupted Day:	A trading day on which a market disruption event does not occur.
Accrual Barrier:	Approximately 80.0% of the Initial Level (to be determined on the Trade Date).
Contingent Coupon Payment Dates:*	Contingent Coupons, if any, will be paid monthly in arrears, beginning on September 30, 2013, to and including the Maturity Date, subject to the modified following business day convention. No Contingent Coupon will accrue or be payable following an Early Redemption.
Observation Dates:*	Monthly, beginning on September 25, 2013 to and including the Valuation Date, subject to the modified following business day convention.
Observation Periods:	There are 69 monthly Observation Periods. The first Observation Period will be from but excluding the Trade Date to and including the first Observation Date. Each subsequent Observation Period will be from but excluding an Observation Date to and including the next following Observation Date.
Early Redemption:	Prior to the Maturity Date, the Issuer may redeem the securities in whole, but not in part, on any Contingent Coupon Payment Date scheduled to occur on or after August 28, 2014 upon notice on or before the immediately preceding Early Redemption Notice Date at 100% of the principal amount of the securities, together with the Contingent Coupon, if any, payable on that Contingent Coupon Payment Date.
Early Redemption Notice Dates:*	Monthly, beginning on August 26, 2014 to and including the Valuation Date, subject to the modified following business day convention.
Buffer Amount:	20.0%
Initial Level:	The closing level of the Underlying on the Trade Date.
Final Level:	The closing level of the Underlying on the Valuation Date.
Redemption Amount:	Subject to Early Redemption, at maturity, you will be entitled to receive a Redemption Amount in cash equal to the principal amount of the securities held multiplied by the sum of 1 plus the Underlying Return.
Underlying Return:	If (a) the Final Level is equal to or greater than the Initial Level, then: zero; (b) if the Final Level is less than the Initial Level by not more than the Buffer Amount, then: zero; (c) if the Final Level is less than the Initial Level by more than the Buffer Amount, then: [(Final Level – Initial Level) / Initial Level] + Buffer Amount.
Valuation Date:	May 22, 2019
Maturity Date:	May 28, 2019
CUSIP:	22547Q6Y7
* Please see the accompanying pricing supplement for the specific dates.

Benefits

•	Offers potential for above-market interest payment versus ordinary fixed income investments.
•	Reduced downside risk due to the Buffer Amount of 20.0%.

Hypothetical Returns at Maturity

Percentage Change from Initial Level to Final Level	Underlying Return	Redemption Amount per $1,000 Principal Amount (1)(2)
50%	0%	$1,000
40%	0%	$1,000
30%	0%	$1,000
20%	0%	$1,000
10%	0%	$1,000
0%	0%	$1,000
-10%	0%	$1,000
-20%	0%	$1,000
-30%	-10%	$900
-40%	-20%	$800
-50%	-30%	$700
(1)	Does not include any expected Contingent Coupon payments, if any, on the securities.
(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to the investor. The numbers appearing in the table have been rounded for ease of analysis.

Product Risks

•	Investment may result in a loss of up to 80.0% of principal.
•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
•	The securities will not pay more than the principal amount, plus accrued and unpaid Contingent Coupon, if any, at maturity.
•	The securities do not provide for regular fixed interest payments and any Contingent Coupon for any Observation Period will depend on the closing level of the Underlying on each trading day during such period.
•	If a Non-Disrupted Day is not an Accrual Day, you will not accrue any Contingent Coupon for that day.
•

The occurrence of a market disruption event may adversely affect your return by magnifying the relative weighting of the Non-Disrupted Days on which the closing level of the Underlying is equal to or less than the Accrual Barrier relative to the number of Non-Disrupted Days during such Observation Period.

•	The Redemption Amount will be less than the principal amount if the Final Level is less than the Initial Level by more than the Buffer Amount.
•	The securities are subject to Early Redemption, which may limit an investor’s ability to accrue Contingent Coupons over the full term of the securities.

(See “Additional Risk Considerations” on the next page.)

Product Summary

Horizon	5.75 Years
Principal Repayment	Principal at Risk
Investment Objective	Income
Market Outlook	Neutral

FINANCIAL PRODUCTS FACT SHEET

Offering Period: August 1, 2013—August 25, 2013

5.75 Year Callable Daily Range Accrual Securities Linked to the Russell 2000® Index

Additional Risk Considerations

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.
•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities including acting as calculation agent, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary account without prior written approval of the customer.
•	The securities will be affected by a number of economic, financial, political, regulatory, and judicial factors that may either offset or magnify each other.
•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlyings.

The risks set forth in the section entitled “Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Disclaimer

IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early sales could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of Credit Suisse Research Departments. Financial Products may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Credit Suisse and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations, issuers of the stocks comprising the applicable index, indices or fund mentioned herein. Credit Suisse is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a Credit Suisse entity qualified in their home jurisdiction unless governing law permits otherwise.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated August 1, 2013, Underlying Supplement dated July 29, 2013, Product Supplement No. AK-I dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

You may access the pricing supplement related to the offering summarized herein on the SEC website at:

http://www.sec.gov/Archives/edgar/data/1053092/000095010313004663/dp39945_424b2-k333.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.